

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2019

Carlos Macau, Jr.
Chief Financial Officer
HEICO CORP
3000 Taft Street
Hollywood, FL 33021

> **Re: HEICO CORP**
> **Form 10-K for the period ended October 31, 2018**
> **Filed December 20, 2018**
> **File No. 001-04604**

Dear Mr. Macau:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing